Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2018 (the 2018 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2018 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	60	46.9	259	51.8
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	14	10.9	47	9.4
Citizen Movement Party	9	7.0	28	5.6
Labor Party	6	4.7	34	6.8
Ecological Green Party of Mexico	7	5.5	13	2.6
Social Encounter Party	4	3.1	26	5.2
Democratic Revolution Party	3	2.3	11	2.2
Unaffiliated	1	0.8	4	0.8
Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of January 3, 2020. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

On November 19, 2019, the Government published the Ley Federal de Austeridad Republicana (Federal Republican Austerity Law) in the Diario Oficial de la Federación (Official Gazette). The law establishes a series of measures to govern the expenditure of public resources, reduce conflicts of interest among public servants, prevent misuse of privileged information by public servants and regulate the creation and use of public trusts to prevent them from being misused.

On December 5, 2019, the Senado de la República (Senate) appointed Ana Margarita Ríos-Farjat, former head of the Servicio de Administración Tributaria (Tax Administration Service, or SAT) as Ministro (Justice) of the Suprema Corte de Justicia de la Nación (Supreme Court).

Criminal Justice

On November 8, 2019, reforms to the Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime), the Ley de Seguridad Nacional (National Security Law), the Código Nacional de Procedimientos Penales (National Criminal Procedure Code), the Código Fiscal de la Federación (Federal Fiscal Code) and the Código Penal Federal (Federal Criminal Code) were published in the Official Gazette. As a result of these reforms, under certain conditions, specific tax offenses: (i) equate to organized crime; (ii) merit pretrial detention ex officio; (iii) are no longer eligible for conditional suspension; and (iv) are no longer eligible for reparatory agreements. These reforms are intended to prevent, prosecute and more severely punish tax evasion and money laundering.

Anti-Corruption

On November 14, 2019, the Instituto Nacional de Estadística y Geografía (INEGI) approved the creation of a Comité Técnico Especializado de Información Sobre la Corrupción (Specialized Technical Committee on Information About Corruption). This committee is intended to generate accurate and reliable information regarding Mexico’s institutional capacities to: (i) understand and combat corruption; (ii) make decisions based on effective, concrete and verifiable evidence; (iii) promote the use and knowledge of information produced by INEGI; and (iv) coordinate the generation, integration and dissemination of indicators to monitor and evaluate public policies.

On December 9, 2019, the Government announced Mexico’s intended adherence to the Principios de Transparencia para la Divulgación del Beneficiario Final (Principles of Transparency for the Disclosure of Final Beneficiaries). Mexico will become one of seven countries that comprise the Grupo de Liderazgo Sobre Transparencia de Beneficiario Final (Beneficial Ownership Leadership Group, or BOLG). By adhering to these principles, the members of BOLG are committed to promoting the publication of data on final beneficiaries, which will (i) help prevent the use of companies or certain legal and financial instruments to further acts of corruption; (ii) expedite investigations of corruption; and (iii) prevent and combat money laundering and terrorist financing. The Government announced that Mexico intends to have a public registry of final beneficiaries by no later than 2023.

Foreign Affairs, International Organizations and International Economic Cooperation

In connection with the commitments undertaken by signing the United States-Mexico-Canada Trade Agreement (USMCA) and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Government reformed the Ley Federal del Trabajo (Federal Labor Law) with the aim to end discrimination and workplace harassment, ensure workers’ rights to vote for union representation and contracts, promote more representative and transparent procedures for the negotiation of collective bargaining agreements and provide effective judicial protections for workers. On November 7, 2019, the Government published the International Labor Organization Convention 98 in the Official Gazette; the decree took effect on November 23, 2019.

Internal Security

On May 27, 2019, the Government enacted the Ley de la Guardia Nacional (National Guard Law), the Ley Nacional Sobre el Uso de la Fuerza (National Law on the Use of Force) and the Ley Nacional del Registro de Detenciones (National Law of the Detentions Registry), with the aim of ensuring peace and improving citizens’ quality of life through changes in education, healthcare, social welfare, human rights protections and counter-narcotics efforts, among others. On November 22, 2019, the Government published the Lineamientos Para el Funcionamiento, Operación y Conservación del Registro Nacional de Detenciones (Guidelines for the Function, Operation and Conservation of the National Detentions Registry) in the Official Gazette; the Guidelines went into effect on November 23, 2019.

On July 8, 2019, the Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública (Executive Secretariat of the National Public Security System) published the Modelo Nacional de Policía y Justicia Cívica (National Police and Civic Justice Model). The Model aims to: (i) strengthen municipal and state police forces; (ii) promote effective communication between these police forces and both the Guardia Nacional (National Guard) and the offices of the Attorney General; and (iii) prevent and reduce the incidence of crime, in order to improve public perceptions of security and increase trust in public safety institutions. In addition, the Model calls for an adequate and sustainable financing system that gives professional police forces competitive salaries and sufficient equipment and infrastructure.

The governments of the United States and Mexico continued to maintain the Grupo de Alto Nivel de Seguridad México-Estados Unidos (US-Mexico High Level Security Group, or GANSEG), which aims to combat organized and cross-border crime. On November 21, 2019, the government of Mexico presented to GANSEG’s arms trafficking division a draft bilateral agreement with the United States to combat illicit arms trafficking. The proposed agreement would, among other things, institutionalize the exchange of information between the United States and Mexico, establish a bilateral legal framework to prosecute illicit arms trafficking and use technology to impede access to weapons at all cross-border checkpoints beginning with the following five strategic inspection sites: San Diego-Tijuana, El Paso-Ciudad Juárez, Laredo-Nuevo Laredo, McAllen-Ciudad Reynosa and Brownsville-Matamoros.

On December 9, 2019, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs), the Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection), the Fiscalía General de la República (Attorney General’s Office) and representatives of certain countries of the European Union, with the support of the Delegación de la Unión Europea en México (European Union Delegation in Mexico), agreed to initiate a collaborative process on matters of security in order to: (i) curb the illicit flow of weapons; and (ii) explore cooperation mechanisms for the exchange of information.

Environment

On September 16, 2019, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) announced that Mexico had achieved a 99% reduction in the consumption of ozone-depleting substances (ODS). Currently, only hydrochlorofluorocarbons are consumed in Mexico. By the end of 2018, a 72% reduction in the consumption of hydrochlorofluorocarbons was recorded, which was double the goal of a 35% reduction for that year.

In connection with the international commitments undertaken with respect to the Paris Agreement, the Government published the preliminary bases of the Programa de Prueba del Sistema de Comercio de Emisiones (Pilot Program for the Emissions Trading System) in the Official Gazette on October 1, 2019. The Pilot Program will begin on January 1, 2020 and continue for three years. It will regulate companies in the energy and industrial sectors, including, among others, electricity generation; cement, iron and steel production; and refinement.

THE ECONOMY

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(3)

	Third quarter (annualized)(2)
	2018(1)		2019(1)
GDP	Ps.	18,342.0	Ps.	18,350.8
Add: Imports of goods and services		6,795.6		6,791.2

Total supply of goods and services		25,137.6		25,142.0
Less: Exports of goods and services		6,668.6		6,860.5

Total goods and services available for domestic expenditure	Ps.	18,469.0	Ps.	18,281.5
Allocation of total goods and services:
Private consumption		12,281.9		12,354.8
Public consumption		2,163.8		2,140.1

Total consumption		14,445.7		14,494.9

Total gross fixed investment		3,741.9		3,556.8

Changes in inventory		175.1		164.5

Total domestic expenditures	Ps.	18,362.7	Ps.	18,216.3

Errors and Omissions		106.4		65.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(3)

	Third quarter (annualized)(2)
	2018(1)	2019(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	37.0%	37.0%

Total supply of goods and services	137.0%	137.0%
Less: Exports of goods and services	36.4%	37.4%

Total goods and services available for domestic expenditures	100.7%	99.6%
Allocation of total goods and services:
Private consumption	67.0%	67.3%
Public consumption	11.8%	11.7%

Total consumption	78.8%	79.0%
Total gross fixed investment	20.4%	19.4%
Changes in inventory	1.0%	0.9%

Total domestic expenditures	100.1%	99.3%

Errors and Omissions	0.6%	0.4%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2018(3)		2019(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	557.6	Ps.	568.6
Secondary Activities:
Mining		909.3		849.7
Utilities		289.4		294.0
Construction		1,301.9		1,240.7
Manufacturing		2,943.2		2,969.4
Tertiary Activities:
Wholesale and retail trade		3,178.8		3,184.3
Transportation and warehousing		1,196.5		1,210.9
Information		518.3		515.5
Finance and insurance		864.8		875.8
Real estate, rental and leasing		2,040.1		2,063.9
Professional, scientific and technical services		356.0		360.7
Management of companies and enterprises		109.1		106.0
Support for Business		659.4		694.0
Education services		680.4		673.6
Health care and social assistance		392.6		395.4
Arts, entertainment and recreation		80.6		80.1
Accommodation and food services		419.1		420.9
Other services (except public administration)		364.7		371.8
Public administration		728.0		703.8

Gross value added at basic values		17,590.0		17,579.2
Taxes on products, net of subsidies		799.7		805.6

GDP	Ps.	18,389.7	Ps.	18,384.8

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter (annualized)(2)
	2018(3)	2019(3)
GDP (constant 2013 prices)	2.4%	0.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	3.0%	2.0%
Secondary Activities:
Mining	(5.3)%	(6.6)%
Utilities	7.6%	1.6%
Construction	2.6%	(4.7)%
Manufacturing	2.0%	0.9%
Tertiary Activities:
Wholesale and retail trade	3.2%	0.2%
Transportation and warehousing	3.5%	1.2%
Information	4.5%	(0.5)%
Finance and insurance	4.2%	1.3%
Real estate, rental and leasing	1.6%	1.2%
Professional, scientific and technical services	0.9%	1.3%
Management of companies and enterprises	6.3%	(2.8)%
Administrative support, waste management and remediation services	5.0%	5.2%
Education services	0.6%	(1.0)%
Health care and social assistance	3.0%	0.7%
Arts, entertainment and recreation	3.2%	(0.6)%
Accommodation and food services	2.2%	0.4%
Other services (except public administration)	1.8%	2.0%
Public administration	4.8%	(3.3)%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP did not significantly change during the first nine months of 2019, compared to the same period of 2018. The stagnation in Mexico’s economic activity during the first nine months of 2019 was a result of a loss of dynamism in aggregate demand in a context of marked economic uncertainty caused by both external and internal factors. In particular, consumption steadily declined and gross fixed investment continued to perform unfavorably, reflecting reduced spending on machinery, equipment and new construction. Non-residential fixed investment remained low, although residential fixed investment showed a moderate recovery since the end of 2015 due mainly to housing construction in the informal sector and fixed investment in machinery and equipment exhibited a downward trend related to reduced spending on transportation equipment and declining investments in heavy vehicles.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.7% as of October 31, 2019, a 0.3 percentage point increase from the rate on December 31, 2018. As of September 30, 2019, the economically active population in Mexico fifteen years of age and older consisted of 57.3 million individuals. As of January 3, 2020, the minimum wage was Ps. 185.56 per day for the Northern Border Free Trade Zone and Ps. 123.22 per day for the rest of Mexico, which has been in effect since January 1, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2018 Form 18-K.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change in total output against the corresponding period of the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2018(2)			2019(2)
Food	Ps.	675.9	2.0%	Ps.	678.2	0.3%
Beverage and tobacco products		149.4	5.3%		173.3	16.0%
Textile mills		25.0	(2.7)%		25.7	2.8%
Textile product mills		12.6	4.8%		13.2	4.8%
Apparel		56.7	(1.2)%		57.1	0.7%
Leather and allied products		21.5	(6.7)%		22.4	4.1%
Wood products		25.6	(0.3)%		25.8	0.7%
Paper		51.4	(0.1)%		51.9	1.1%
Printing and related support activities		17.6	7.6%		17.6	0.0%
Petroleum and coal products		38.9	(32.6)%		40.0	2.8%
Chemicals		241.7	(5.0)%		237.1	(1.9)%
Plastics and rubber products		78.8	(0.5)%		77.9	(1.1)%
Nonmetallic mineral products		74.4	1.0%		71.5	(3.9)%
Primary metals		188.1	(3.0)%		185.6	(1.4)%
Fabricated metal products		97.4	(5.3)%		94.7	(2.8)%
Machinery		131.2	4.6%		134.3	2.4%
Computers and electronic products		244.3	2.5%		260.4	6.6%
Electrical equipment, appliances and components		89.1	(1.0)%		89.3	0.2%
Transportation equipment		578.5	2.8%		617.5	6.8%
Furniture and related products		30.0	3.6%		29.2	(2.7)%
Miscellaneous		61.9	(0.8)%		66.5	7.4%

Total expansion/contraction	Ps.	2,890.0	0.2%	Ps.	2,969.4	2.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On September 11, 2019, the Government announced a capital contribution to Petróleos Mexicanos (PEMEX) in pesos equivalent to U.S.$5.0 billion. PEMEX used the funds to reduce its overall indebtedness and manage the maturity profile of its debt by executing liability management transactions. On September 23, 2019, PEMEX repurchased U.S.$5,005 million aggregate principal amount of its outstanding securities with maturity dates between January 2020 and September 2023. The liability management transactions announced by PEMEX also included a series of exchange offers targeting certain series of PEMEX notes. Pursuant to these exchange offers, on September 27, 2019, PEMEX issued $7,331,606,000 in aggregate principal amount of new securities, and on October 11, 2019, PEMEX issued $16,060,000 in aggregate principal amount of new securities. These exchange offers expired on October 9, 2019.

On December 6, 2019, PEMEX announced that, on the basis of data from an initial exploration, the oil field in Quesqui, Tabasco is expected to be larger than originally estimated. PEMEX revised its estimate of the potential output from the Quesqui oil field from a maximum of 40 million barrels of crude oil to up to 500 million barrels of crude oil. PEMEX estimates that by next year, assuming 11 wells are drilled, the Quesqui oil field will achieve output of 69 thousand barrels per day of crude oil and 300 million cubic feet of natural gas.

Transportation and Communications

On June 14, 2019, a decree for the creation of the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec), a decentralized public entity responsible for the Isthmus of Tehuantepec region, was published in the Official Gazette. The entity serves to construct and promote the infrastructure necessary to modernize and strengthen the region’s economic base and productive capacity, as well as support its cultural growth.

The construction of the Santa Lucia General Felipe Ángeles airport began on October 17, 2019. It is expected to be completed by October 17, 2021.

On November 15, 2019, President López Obrador announced the initiation of the consultation process with indigenous communities inhabiting the areas through which the Mayan Train route is expected to run. On December 16, 2019, the indigenous communities of the Yucatan Peninsula voted to approve the Mayan Train development project.

On December 12, 2019, the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation) resumed construction of the Tren Interurbano (Interurban Train), which will travel the 58 kilometers from Mexico City to Toluca, the capital of the state of Mexico.

FINANCIAL SYSTEM

On September 30, 2019, Banco de México announced the launch of CoDi, a digital platform that facilitates payment and collection transactions for users through electronic transfers on mobile devices. The purpose of CoDi is to increase banking usage and encourage widespread participation in financial transactions. The platform operates under a payment request scheme on a mobile application and will permit payment settlements in real time without transaction fees, promote more efficient transactions and reduce the use of cash.

On August 22, 2019, the Government published an Agreement of the Governing Board of the Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for the Pension System, or CONSAR) in the Official Gazette. The purpose of the Agreement is to increase worker pensions and help workers maximize their retirement savings by gradually reducing commissions to internationally competitive levels, with reference to international standards through benchmarking activities.

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2018 Form 18-K. The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Table No. 7 – Money Supply

	At September 30,
	2018(1)		2019(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,366,831	Ps.	1,402,193
Checking deposits
In domestic currency		1,598,558		1,570,235
In foreign currency		477,981		484,616
Interest-bearing peso deposits		694,479		849,766
Savings and loan deposits		21,279		24,359

Total M1	Ps.	4,159,127	Ps.	4,331,169

M4	Ps.	12,052,456	Ps.	12,891,016

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first nine months of 2019 was 3.0%, which was equal to Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 1.8 percentage points lower than the 4.8% consumer inflation for 2018 and 3.8 percentage points lower than the 6.8% consumer inflation for 2017. This trend reflects a significant decline in annual non-core inflation rates, attributable to lower rates of annual variation in energy prices and moderate annual variation rates of agricultural products. In contrast, annual core inflation remained at around 3.8%, 0.1 percentage points higher than the 3.7% core inflation for 2018.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2018 Form 18-K.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(5)	National Producer Price Index(1)(2)(3)(4)
2017	6.8	4.7
2018	4.8	6.4
2019:
January	4.4	5.0
February	3.9	4.5
March	4.0	4.2
April	4.4	4.6
May	4.3	3.2
June	4.0	2.5
July	3.8	3.4
August	3.2	2.9
September	3.0	2.8
October	3.0	2.2
November	3.0	0.9

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2019.
(4)	National Producer Price Index takes December 2003 as a base date.
(5)	National Consumer Price Index takes the second half of December 2010 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January	7.9	8.2	5.6	8.6	8.6
February	7.9	8.1	5.7	8.6	8.6
March	8.0	8.1	5.7	8.5	8.5
April	7.8	8.1	5.8	8.5	8.5
May	8.0	8.2	5.8	8.5	8.5
June	8.3	8.3	5.8	8.5	8.5
July	8.1	8.2	6.5	8.5	8.5
August	8.0	8.0	6.6	8.4	8.3
September	7.7	7.7	6.5	8.2	8.1
October	7.7	7.6	6.3	8.0	7.9
November	7.5	7.5	6.1	7.9	7.7
December	7.1	7.3	6.0	7.7	7.6

Source: Banco de México.

During the first nine months of 2019, interest rates on 28-day Cetes averaged 8.0%, as compared to 7.5% during the same period of 2018. Interest rates on 91-day Cetes averaged 8.1%, as compared to 7.7% during the same period of 2018.

On January 3, 2020, the 28-day Cetes rate was 7.2% and the 91-day Cetes rate was 7.2%.

On November 14, 2019 and December 19, 2019, Banco de México held monetary policy meetings and reduced the overnight interbank funding rate at each meeting by 25 basis points, bringing the rate to 7.25%. These decisions took into account the permanence of the general inflation below Banco de México’s target due to low annual variation of the headline components while core inflation has shown persistence with slight reductions.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019:
January	19.0388	19.1651
February	19.2607	19.2049
March	19.3779	19.2477
April	19.0099	18.9864
May	19.6426	19.1197
June	19.2087	19.2745
July	18.9929	19.0534
August	20.0696	19.6850
September	19.7345	19.5865
October	19.1948	19.3242
November	19.5352	19.3325
December	18.8642	19.1071

Source: Banco de México.

The peso depreciated against the dollar in the third quarter of 2019, primarily as a result of the commercial tensions between the United States and China. Subsequently, from the beginning of September to mid-November of 2019, the peso’s depreciation against the dollar partially reversed, driven by, among other factors, (i) an improvement in the outlook for the commercial relationship between the United States and China and (ii) relative depreciation of the dollar against other currencies.

On January 3, 2020, the peso/dollar exchange rate closed at Ps. 18.8673 = U.S.$1.00, a 4.0% appreciation in dollar terms as compared to the rate on December 31, 2018. The peso/U.S. dollar exchange rate published by Banco de México on January 3, 2020 (which took effect on the second business day thereafter) was Ps. 18.9250 = U.S.$1.00.

Securities Markets

On January 3, 2020, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 44,625 points, representing a 7.2% increase from the level at December 31, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2018(1)		2019(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	23,449	U.S.$	20,022
Crude oil		20,333		17,493
Other		3,116		2,529
Non-oil products		309,718		324,204
Agricultural		12,296		13,484
Mining		4,842		4,558
Manufactured goods(2)		292,579		306,163

Total merchandise exports		333,167		344,226

Merchandise imports (f.o.b.)
Consumer goods		46,345		44,659
Intermediate goods(2)		263,158		266,037
Capital goods		33,886		30,843

Total merchandise imports		343,390		341,539

Trade balance	U.S.$	(10,223)	U.S.$	2,687

Average price of Mexican oil mix(3)	U.S.$	61.85	U.S.$	57.28

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On December 10, 2019, representatives of Mexico, the United States and Canada signed the Protocolo Modificatorio del Tratado entre México, Estados Unidos y Canadá (Protocol Modifying the Treaty between Mexico, the United States and Canada, or T-MEC). The Modifying Protocol includes changes to provisions in the USMCA related to labor, the environment and dispute resolution. The USMCA as modified by the Modifying Protocol has now been ratified by Mexico. The North American Free Trade Agreement (NAFTA) remains in effect pending ratification of the USMCA by Canada and the United States.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	Third quarter
	2018(1)		2019(1)
	(in millions of dollars)
Current account(2)	U.S.	$(19,427)	U.S.$	(2,187)
Credits		389,512		406,210
Merchandise exports (f.o.b.)		333,167		344,226
Non-factor services		21,357		23,449
Transport		1,594		1,667
Tourism		16,673		18,562
Insurance and pensions		2,480		2,586
Financial Services		369		235
Others		243		400
Primary Income		9,791		11,104
Secondary Income		24,704		26,942
Debits		408,939		408,396
Merchandise imports (f.o.b.)		343,390		341,539
Non-factor services		28,340		27,576
Transport		11,509		11,017
Tourism		8,171		7,252
Insurance and pensions		3,831		4,932
Financial Services		1,869		1,463
Others		2,960		2,913
Primary Income		36,001		38,076
Secondary Income		805		804
Capital account		(52)		(45)
Credit		199		257
Debit		251		303
Financial account		(22,956)		(9,285)
Direct investment		(19,892)		(17,517)
Portfolio investment		(7,237)		(7,315)
Financial derivatives		1,552		77
Other investment		404		12,596
Reserve assets		2,217		2,873
International Reserves		1,590		6,531
Valuation Adjustment		(627)		3,658
Errors and omissions		(3,476)		(7,053)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

During the third quarter of 2019, Mexico’s current account registered a surplus of 0.7% of GDP, or U.S.$2,013.3 million. This surplus was mainly due to a combination of a deficit in the balance of goods and services and a surplus in the balance of secondary income.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018		174,609		176,096
2019(4)
January		175,156		179,970
February		175,694		180,589
March		176,649		182,099
April		176,661		184,255
May		177,856		185,449
June		178,868		186,239
July		178,921		186,938
August		180,337		189,384
September		180,213		182,904
October		180,433		183,341
November		180,557		184,798
December		180,750		184,212

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The 2020 Revenue Law was approved by the Chamber of Deputies on October 18, 2019, and by the Senate on October 25, 2019 and was published in the Official Gazette on November 25, 2019. The 2019 Expenditure Budget was approved by the Chamber of Deputies on November 21, 2019 and was published in the Official Gazette on December 11, 2019.

2019 Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Budgetary Expenditures; 2019 Expenditure Budget

(In Billions of Pesos)

	Actual
	2017(1)		2018(1)		First nine months of 2019(1)		2019 Budget(2)
Health	Ps.	130.6	Ps.	122.2	Ps.	91.1	Ps.	124.3
Education		297.9		310.4		212.4		308.0
Housing and community development		18.3		21.3		15.6		18.8
Government debt servicing		409.9		467.1		348.2		543.0
CFE and PEMEX debt servicing		123.2		147.9		116.7		154.8
PEMEX		101.1		122.1		97.2		125.1
CFE		22.1		25.9		19.5		29.6
Other		0.0		0.0		0.0		0.0

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2014 through 2018 and the first nine months of 2019. It also sets forth certain assumptions and targets from Mexico’s 2019 Budget.

Table No. 15 – Budgetary Results; 2019 Budget Assumptions and Targets

	Actual
	2014 (1)	2015 (1)	2016(1)	2017(1)	2018(1)	First nine months of 2019 (1)	2019 Budget(2)
Real GDP growth (%)	2.8%	3.3%	2.9%	2.1%	2.1%	0.0%	1.5-2.5%
Increase in the national consumer price index (%)	4.1%	2.1%	3.4%	6.8%	4.8%	3.0%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)	$85.48	$43.12	$35.65	$46.79	$61.34	$57.28	$55.00 (3)
Average exchange rate (Ps./$1.00)	13.3	15.9	18.7	18.9	19.2	19.3	20.0
Average rate on 28-day Cetes (%)	3.0%	3.0%	4.2%	6.7%	7.6%	8.0%	8.3%
Public sector balance as % of GDP(4)	(3.1)%	(3.4)%	(2.5)%	(1.1)%	(2.1%)	(0.7)%	0.0%
Primary balance as % of GDP(4)	(1.1)%	(1.2)%	(0.1)%	1.4%	0.6%	1.2%	1.0%
Current account deficit as % of GDP	(1.9)%	(2.6)%	(2.3)%	(1.8)%	(1.8%)	(0.2)%	(2.2)%

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2019 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2019 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2018 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues

The following table presents the composition of public sector budgetary revenues for the first nine months of 2018 and 2019 in billions of pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2018(2)	First nine months of 2019(2)	2019 Budget(3)
Budgetary revenues	3,791.5	3,976.5	5,298.2
Federal Government	2,908.8	2,978.5	3,952.4
Taxes	2,299.3	2,445.5	3,311.4
Income tax	1,256.8	1,298.1	1,751.8
Value-added tax	702.8	710.8	995.2
Excise taxes	250.3	344.7	437.9
Import duties	46.5	49.1	70.3
Tax on the exploration and exploitation of hydrocarbons	4.0	4.4	4.5
Export duties	0.0	0.0	—
Luxury goods and services	0.0	0.0	0.0
Other	38.9	38.4	51.7
Non-tax revenue	609.5	533.0	641.0
Fees and tolls	53.4	66.9	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	405.4	329.5	520.7
Fines and surcharges	142.9	128.1	67.2
Other	7.8	8.6	6.8
Public enterprises and agencies	882.7	998.0	1,345.8
PEMEX	308.5	378.1	524.3
Others	574.2	619.9	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

Taxation and Tax Revenues

On December 9, 2019, a fiscal reform decree was published in the Official Gazette, amending and supplementing certain Mexican tax laws.

The fiscal reform decree amended the Ley del Impuesto Sobre la Renta (Income Tax Law) to, among other things: (1) limit the deduction of certain interest expenses; (2) tax income obtained from e-commerce activities; (3) expand the definition of taxable permanent residency for foreigners with activities in Mexico; (4) limit the deduction of payments to non-Mexican resident related parties of Mexican residents if such payments are subject to a preferential tax regime; (5) subject foreign flow-through entities to taxation; (6) apply tax incentives for construction or acquisition of real estate for leasing only to publicly traded FIBRAS (Mexican real estate trusts); and (7) grant an additional 25% deduction in income taxes to employers who hire people with disabilities.

The fiscal reform decree amended the Ley del Impuesto al Valor Agregado (Value-Added Tax Law) to, among other things: (1) impose the Impuesto al Valor Agregado (value-added tax, or VAT) on all digital services provided within Mexico by foreign residents without permanent establishment in Mexico; (2) exempt from the VAT sales, services and leases by nonprofit institutions; (3) impose the VAT on providers of private-use vehicles through digital transportation service platforms; and (4) limit the applicable VAT for outsourcing services activities to 6%.

The fiscal reform decree amended the Ley del Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services Law) to, among other things, update the IEPS rates for manufactured tobacco and flavored beverages.

The fiscal reform decree amended the Federal Fiscal Code to, among other things: (1) permit tax authorities to reclassify as taxable certain activities resulting in tax benefits during audits on transactions without business rationale; (2) establish certain procedures to improve communications between taxpayers and the tax authorities; (3) impose reporting obligations on tax advisors or taxpayers; and (4) impose joint tax liability on the partners or shareholders of a company in certain limited circumstances as an effort to prevent the sale of invoices for tax benefit purposes.

On December 9, 2019, certain amendments were made to the Ley de Ingresos Sobre Hidrocarburos (Hydrocarbons Revenue Law) to introduce an incremental reduction of the Derecho por la Utilidad Compartida (Profit-Sharing Duty) to 58% beginning on January 1, 2020, prior to its reduction to 54% by the end of 2021.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)

	At September 30,
	2018	2019
Historical Balance of Public Sector Borrowing Requirements(2)	43.7%	44.4%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2018 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At September 30,
	2018	2019
	(in billions of pesos)
Gross Debt	Ps. 6,936.2	Ps. 7,404.3
By Term
Long-term	6,359.7	6,851.5
Short-term	576.6	552.8
By User
Federal Government	6,363.4	6,794.1
State Productive Enterprise (PEMEX and CFE)	399.1	368.2
Development Banks	173.7	242.0
Financial Assets	316.5	357.6
Total Net Debt	Ps. 6,619.7	Ps. 7,046.7
Gross Internal Debt/GDP	29.9%	30.7%
Net Internal Debt/GDP(1)	28.5%	29.3%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of January 3, 2020, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At September 30,
	2018(2)		2019(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 5,776.8	90.8%	Ps. 6,242.4	91.9%
Cetes	763.3	12.0%	677.2	10.0%
Floating Rate Bonds	540.4	8.5%	628.7	9.3%
Inflation-Linked Bonds	1,580.0	24.8%	1,648.0	24.3%
Fixed Rate Bonds	2,885.3	45.3%	3,280.6	48.3%
STRIPS of Udibonos	7.8	0.1%	7.9	0.1%
Other(3)	586.6	9.2%	551.7	8.1%

Total Gross Debt	Ps. 6,363.4	100.0%	Ps. 6,794.1	100.0%

Net Debt
Financial Assets(4)	380.9		424.6

Total Net Debt	Ps. 5,982.5		Ps. 6,369.5

Gross Internal Debt/GDP	27.4%		28.2%
Net Internal Debt/GDP	25.8%		26.4%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 139.6 billion at September 30, 2018 and Ps. 132.6 billion at September 30, 2019 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2019, outstanding gross external public sector debt totaled U.S.$204.7 billion, an approximate U.S.$2.3 billion increase from the U.S.$202.4 billion outstanding on December 31, 2018. Of this amount, U.S.$202.0 billion represented long-term debt and U.S.$2.6 billion represented short-term debt. Net external indebtedness also increased by U.S.$1.8 billion during the first nine months of 2019.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	September 30, 2018(3)		September 30, 2019(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	96,000.2	U.S.$	101,691.2
Long-Term Debt of Budget Controlled Agencies		93,473.5		92,223.8
Other Long-Term Public Debt(2)		7,933.6		8,117.9

Total Long-Term Debt	U.S.$	197,407.3	U.S.$	202,032.9

Total Short-Term Debt		4,404.1		2,647.6

Total Long- and Short-Term Debt	U.S.$	201,811.4	U.S.$	204,680.5

Table No. 21 – Summary of External Public Sector Debt by Currency

	September 30, 2018(3)			September 30, 2019(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	151,665.2	75.2%	U.S.$	149,060.0	72.8%
Japanese Yen		7,792.6	3.9		11,179.0	5.5
Swiss Francs		1,473.7	0.7		1,122.0	0.5
Pounds Sterling		2,968.0	1.5		2,806.0	1.4
Euros		35,404.1	17.5		38,147.0	18.6
Others		2,507.8	1.2		2,367.0	1.2

Total	U.S.$	201,811.4	100.0%	U.S.$	204,681.0	100.0%

Table No. 22 – Net External Debt of the Public Sector

	September 30, 2018(3)		September 30, 2019(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	198,275.9	U.S.$	203,148.6
Gross External Debt/GDP		16.2%		16.4%
Net External Debt/GDP		16.0%		16.3%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 23 – Gross External Debt of the Government by Currency

	September 30, 2018			September 30, 2019
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	70,857.3	73.8%	U.S.$	68,490.0	67.4%
Japanese Yen		5,693.6	5.9		8,987.0	8.8
Swiss Francs		—	—		—	—
Pounds Sterling		1,925.0	2.0		1,820.0	1.8
Euros		17,506.8	18.2		22,378.0	22.0
Others		17.5	0.0		16.0	0.0

Total	U.S.$	96,000.2	100.0%	U.S.$	101,691.0	100.0%

Table No. 24 – Net External Debt of the Government

	September 30, 2018		September 30, 2019
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	93,566.8	U.S.$	101,035.9
Gross External Debt/GDP		22.2%		22.7%
Net External Debt/GDP		22.8%		23.8%

Table No. 25 – Net Debt of the Government

	September 30, 2018	September 30, 2019
Internal Debt	77.2%	76.2%
External Debt(1)	22.8%	23.8%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

Since 2009, Mexico has participated in the IMF’s contingent credit line program, the Flexible Credit Line (FCL), which allows countries with strong policy frameworks and economic track records to seek assistance and borrow from the IMF when faced with potential or actual balance of payments pressures. Since 2017, the amount of FCL access has, upon Mexico’s requests, gradually been reduced due to improved outlook with respect to some of the risks facing Mexico. The Comisión de Cambios (Foreign Exchange Commission) announced on November 22, 2019 that the IMF reaffirmed Mexico’s continued eligibility to access FCL resources in the amount of U.S.$61 billion, a reduction from the approximately U.S.$74 billion FCL access granted in 2018 and from the approximately U.S.$86 billion FCL access granted in 2017.

External Securities Offerings and Liability Management Transactions During 2019

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt.

On January 22, 2019, Mexico issued U.S.$2,000,000,000 of its 4.500% Global Notes due 2029.

On April 8, 2019, Mexico issued €1,500,000,000 of its 1.625% Global Notes due 2026 and €1,000,000,000 of its 2.875% Global Notes due 2039.

On July 31, 2019, Mexico issued U.S.$1,455,664,000 of its 4.500% Global Notes due 2029 and U.S.$2,103,527,000 of its 4.500% Global Notes due 2050. Concurrently, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated July 23, 2019, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
8.125% Global Bonds due 2019	$1,673,000.00	$1,341,998,000.00
3.500% Global Bonds due 2021	$99,660,000.00	$832,924,000.00
3.625% Global Bonds due 2022	$311,890,000.00	$1,903,536,000.00
8.000% Global Bonds due 2022	$350,000.00	$610,843,000.00
4.000% Global Bonds due 2023	$167,198,000.00	$3,117,678,000.00
3.600% Global Bonds due 2025	$299,874,000.00	$2,153,690,000.00
4.125% Global Bonds due 2026	$499,662,000.00	$2,230,059,000.00
11.500% Global Bonds due 2026	$500,000.00	$320,445,000.00
8.300% Global Bonds due 2031	$1,150,000.00	$1,156,895,000.00
7.500% Global Bonds due 2033	$17,465,000.00	$769,896,000.00
6.750% Global Bonds due 2034	$0.00	$1,806,712,000.00
6.050% Global Bonds due 2040	$247,920,000.00	$3,069,439,000.00
4.750% Global Bonds due 2044	$392,258,000.00	$4,071,066,000.00
5.550% Global Bonds due 2045	$203,869,000.00	$2,796,131,000.00
4.600% Global Bonds due 2046	$143,242,000.00	$2,856,758,000.00
4.350% Global Bonds due 2047	$169,169,000.00	$1,830,831,000.00

Following the tender offer, Mexico used a portion of the proceeds from the offering of its 2029 Notes and 2050 Notes to redeem in full U.S.$932,584,000 of its outstanding 3.500% Global Notes due 2021.